Exhibit 99.1

Contacts
Pfizer Inc.
Investor Relations:	Chuck Triano
+1 (212) 733-3901
Charles.E.Triano@Pfizer.com

Media Relations:	Patricia Kelly
+1 (212) 733-3810
Patricia.Kelly@Pfizer.com

Array BioPharma Inc.
Investor Relations:	Andrea N. Flynn, Ph.D.
Senior Director, Investor Relations & Corporate Communications
+1 (303) 381-6600
IR@ArrayBioPharma.com

Media Relations:	Erika Hackmann
Y&R PR, Media Relations
+1 (917) 538-3375
Erika.Hackmann@YR.com

June 17, 2019                    6:45 a.m. EDT | 4:45 a.m. MDT

Pfizer to Acquire Array BioPharma

•Proposed acquisition strengthens Pfizer’s innovative biopharmaceutical business and is expected to accelerate its growth trajectory particularly in the long term

•Opportunity to strengthen category leadership in Oncology with the addition of a breakthrough combination of BRAF/MEK inhibitors under investigation for a potential first-in-class therapy for patients with BRAF-mutant metastatic colorectal cancer

•Expands Pfizer’s pipeline with multiple high-potential targeted investigational cancer therapies and adds a large portfolio of royalty-generating out-licensed medicines

•Plans to maintain highly productive research unit in Boulder to complement Pfizer’s research hubs

•Transaction valued at $48 per Array share in cash, for a total enterprise value of approximately $11.4 billion

NEW YORK, N.Y. and BOULDER, Colo., June 17, 2019—Pfizer Inc. (NYSE: PFE) and Array BioPharma Inc. (NASDAQ: ARRY) today announced that they have entered into a definitive merger agreement under which Pfizer will acquire Array, a commercial stage biopharmaceutical company focused on the discovery, development and commercialization of targeted small molecule medicines to treat cancer and other diseases of high unmet need. Pfizer has agreed to acquire Array for $48 per share in cash, for a total enterprise value of approximately $11.4 billion. The Boards of Directors of both companies have approved the merger.

Array’s portfolio includes the approved combined use of BRAFTOVI® (encorafenib) and MEKTOVI® (binimetinib) for the treatment of BRAFV600E or BRAFV600K mutant unresectable or metastatic melanoma. The combination therapy has significant potential for long-term growth via expansion into additional areas of unmet need and is currently being investigated in over 30 clinical trials across several solid tumor indications, including the Phase 3 BEACON trial in BRAF-mutant metastatic colorectal cancer (mCRC).

In the U.S., colorectal cancer is the third most common type of cancer in men and women. An estimated 140,250 patients were diagnosed with cancer of the colon or rectum in 2018, and approximately 50,000 are estimated to die of their disease each year.(i) BRAF mutations are estimated to occur in up to 15% of colorectal cancer cases and represent a poor prognosis for these patients.

“Today’s announcement reinforces our commitment to deploy our capital to bring breakthroughs that change patients’ lives while creating shareholder value,” said Albert Bourla, chief executive officer of Pfizer. “The proposed acquisition of Array strengthens our innovative biopharmaceutical business, is expected to enhance its long-term growth trajectory, and sets the stage to create a potentially industry-leading franchise for colorectal cancer alongside Pfizer’s existing expertise in breast and prostate cancers.”

In addition to the combination therapy for BRAF-mutant metastatic melanoma, Array brings a broad pipeline of targeted cancer medicines in development, as well as a portfolio of out-licensed potentially best-in-class and/or first-in-class medicines, which are expected to generate significant royalties over time.

“We are incredibly proud that Pfizer has recognized the value Array has brought to patients and our remarkable legacy discovering and advancing molecules with great potential to impact and extend the lives of patients in critical need,” said Ron Squarer, Array chief executive officer. “Pfizer shares our commitment to patients and a passion for advancing science to develop even more options for individuals with unmet needs. We’re excited our team will have access to world-class resources and a broader research platform to continue this critical work.”

In May 2019, Array announced results from the interim analysis of the Phase 3 BEACON mCRC trial: The second-or-third-line treatment with the BRAFTOVI triplet combination (BRAFTOVI + MEKTOVI + cetuximab) showed statistically significant improvement in overall response rate and overall survival compared to the control group, reducing the risk of death by 48%.  The triplet combination could be the first chemotherapy-free, targeted regimen for patients with BRAF-mutant mCRC. Array intends to submit these data for regulatory review in the United States in the second half of 2019.

“We are very excited by Array’s impressive track record of successfully discovering and developing innovative small-molecules and targeted cancer therapies,” said Mikael Dolsten, Pfizer chief scientific officer and president, Worldwide Research, Development and Medical. “With Array’s exceptional scientific talent and innovative pipeline, combined with Pfizer’s leading research and development capabilities, we reinforce our commitment to advancing the most promising science, regardless of whether it is found inside or outside of our labs.”

Upon the close of the transaction, Array’s employees will join Pfizer and continue to be located in Cambridge, Massachusetts and Morrisville, North Carolina, as well as Boulder, Colorado, which becomes part of Pfizer’s Oncology Research & Development network in addition to La Jolla, California and Pearl River, New York.

Pfizer expects to finance the majority of the transaction with debt and the balance with existing cash. The transaction is expected to be dilutive to Pfizer’s Adjusted Diluted EPS by $0.04 -$0.05 in 2019, $0.04 -$0.05 in 2020, neutral in 2021, and accretive beginning in 2022, with additional accretion and growth anticipated thereafter. Pfizer will provide any appropriate updates to its current 2019 guidance in conjunction with its third quarter 2019 earnings release.

Under the terms of the merger agreement, a subsidiary of Pfizer will commence a cash tender offer to purchase all outstanding shares of Array common stock for $48 per share in cash for a total enterprise value of approximately $11.4 billion. The closing of the tender offer is subject to customary closing conditions, including regulatory approvals and the tender of a majority of the outstanding shares of Array common stock (on a fully-diluted basis). The merger agreement contemplates that Pfizer will acquire any shares of Array that are not tendered into the offer through a second-step merger, which will be completed promptly following the closing of the tender offer.  Pfizer expects to complete the acquisition in the second half of 2019.

Pfizer’s financial advisors for the transaction were Guggenheim Securities, LLC, and Morgan Stanley & Co. LLC, with Wachtell, Lipton, Rosen & Katz acting as its legal advisor. Centerview Partners served as Array’s exclusive financial advisor, while Skadden, Arps, Slate, Meagher & Flom LLP served as its legal advisor.

Conference Call

Pfizer Inc. invites investors and the general public to view and listen to a webcast of a live conference call with investment analysts at 9:00 a.m. EDT on Monday, June 17, 2019.

To view and listen to the webcast visit Pfizer’s web site at www.pfizer.com/investors or directly at https://www.webcaster4.com/Webcast/Page/748/30866. Information on accessing and pre-registering for the webcast will be available at www.pfizer.com/investors beginning today. Participants are advised to pre-register in advance of the conference call.

You can listen to the conference call by dialing either (855) 895-8759 in the United States or Canada or (503) 343-6044 outside of the United States and Canada. The password is “Analyst Call.” Please join the call five minutes prior to the start time to avoid operator hold times.

Pfizer Inc.: Breakthroughs that change patients’ lives

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer_News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

About Array BioPharma

Array BioPharma Inc. is a fully integrated biopharmaceutical company focused on the discovery, development and commercialization of transformative and well-tolerated targeted small molecule drugs to treat patients afflicted with cancer and other high-burden diseases. Array markets BRAFTOVI® (encorafenib) capsules in combination with MEKTOVI® (binimetinib) tablets for the treatment of patients with unresectable or metastatic melanoma with a BRAFV600E or BRAFV600Kmutation in the United States and with partners in other major worldwide markets. Array's lead clinical programs, encorafenib and binimetinib, are being investigated in over 30 clinical trials across a number of solid tumor indications, including a Phase 3 trial in BRAF-mutant metastatic colorectal cancer. Array's pipeline includes several additional programs being advanced by Array or current license-holders, including the following programs currently in registration trials: selumetinib (partnered with AstraZeneca), LOXO-292 (partnered with Eli Lilly), ipatasertib (partnered with Genentech), tucatinib (partnered with Seattle Genetics) and ARRY-797. Vitrakvi® (larotrectinib, partnered with Bayer AG) is approved in the United States and Ganovo® (danoprevir, partnered with Roche) is approved in China. For more information on Array, please visit http://www.ArrayBioPharma.com or follow @ArrayBioPharma on Twitter and LinkedIn.

Disclosure Notice

The information contained in this release is as of June 17, 2019. Neither Pfizer nor Array assumes any obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release, and statements on the accompanying conference call, contain forward-looking information related to Pfizer, Array and the proposed acquisition of Array by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release and the accompanying call include, among other things, statements about the potential benefits of the proposed acquisition, anticipated royalties, earnings dilution and accretion, and growth, Pfizer’s and Array’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Array, the BRAF/MEK combination and Array’s other pipeline and portfolio assets, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Array’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of regulatory approvals from various governmental entities (including any conditions, limitations or restrictions placed on these approvals and the risk that one or more governmental entities may deny approval); risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits and accretion from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Pfizer’s common stock, Pfizer’s credit ratings and/or Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data; the risk that clinical trial data are subject to differing interpretations and assessments by regulatory authorities; whether regulatory authorities will be satisfied with the design of and results from Pfizer’s and Array’s clinical studies; whether and when drug applications may be filed in any jurisdictions for any potential indication for the BRAF/MEK combination or any other of Pfizer’s or Array’s pipeline assets; whether and when any such applications may be approved by regulatory authorities, which will depend on myriad factors, including making a determination as to whether the product’s benefits outweigh its known risks and determination of the product’s efficacy and, if approved, whether any such products will be commercially successful; decisions by regulatory authorities impacting labeling, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of any such products; and competitive developments.

A further description of risks and uncertainties relating to Pfizer and Array can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in Array’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018, respectively, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Pfizer calculates projections regarding the expected dilutive and accretive impact of the potential acquisition based on internal forecasts of Adjusted Diluted Earnings Per Share (Adjusted Diluted EPS), which forecasts are non-Generally Accepted Accounting Principles (GAAP) financial measures derived by excluding certain amounts that would be included in GAAP calculations. These dilution/accretion projections should not be considered a substitute for GAAP measures. The determinations of the amounts that are excluded from the dilution/accretion calculations are a matter of management judgment and depend upon, among other factors, the nature of the underlying expense or income amounts. Pfizer is unable to present quantitative reconciliations because management cannot reasonably predict with reasonable certainty all of the necessary components of the comparable GAAP measure (such as the ultimate outcome of pending litigation, unusual or significant gains and losses, acquisition-related expenses, net gains or losses on investments in equity securities and potential future asset impairments) without unreasonable effort. These items are uncertain, depend on various factors, and could have a material impact on GAAP Reported results for the relevant periods. Pfizer has excluded from the dilution/accretion calculations the impact of purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Such items can have a substantial impact on GAAP measures of financial performance.  For more information on the Adjusted Diluted EPS measure see Pfizer’s 2018 Financial Report, which was filed as exhibit 13 to Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Pfizer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.

Additional Information and Where to Find It

The tender offer referenced in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Pfizer and its acquisition subsidiary will file with the SEC. The solicitation and offer to buy Array stock will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Pfizer and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Array will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ARRAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ARRAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Array stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pfizer or Array. Copies of the documents filed with the SEC by Array will be available free of charge on Array’s internet website at http://investor.ArrayBioPharma.com/sec-filings or by contacting Array’s Investor Relations Department at (303) 381-6600. Copies of the documents filed with the SEC by Pfizer will be available free of charge on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Pfizer and Array each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pfizer or Array at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Pfizer’s and Array’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

(i)  https://www.cancer.org/content/dam/cancer-org/research/cancer-facts-and-statistics/annual-cancer-facts-and-figures/2018/cancer-facts-and-figures-2018.pdf